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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Three Months Ended March 31, 2015
(in thousands)		2014	2013	2012	2011	2010
Earnings:
Loss before income taxes	$(37,526)	$(230,674)	$(156,284)	$(9,575)	$(109,335)	$(79,743)
Add: Fixed charges	481	2,163	1,902	1,752	1,902	1,931

Total earnings	$(37,045)	$(228,511)	$(154,382)	$(7,823)	$(107,433)	$(77,812)

Fixed Charges:
Estimated interest component of rent	481	2,163	1,902	1,752	1,902	1,931

Fixed charges	$481	$2,163	$1,902	$1,752	$1,902	$1,931

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings for the three months ended March 31, 2015 and the years 2014, 2013, 2012, 2011 and 2010 were insufficient to cover fixed charges by $37.5 million, $230.7 million, $156.3 million, $9.6 million, $109.3 million and $79.7 million, respectively.

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges